UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                               Conolog Corporation
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         (Title of Class of Securities)

                                   208254 40 9
                                 (CUSIP Number)

                              Fred S. Skolnik, Esq.
                       Certilman Balin Adler & Hyman, LLP
                    90 Merrick Avenue, East Meadow, NY 11554
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 18, 1999
             (Date of Event Which Requires Filing of This Statement)

     If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







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                                  SCHEDULE 13D

CUSIP No.         208254 40 9                               Page  2 of 9 Pages

1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   CLOG LLC
   I.R.S. Identification Number:11-3479491

   Warren Schreiber

   The Nybor Group, Inc.
   I.R.S. Identification Number: 11-3095214


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  [  ]  (b)  [  ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*    WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [X]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

       CLOG LLC - State of New York
       Warren Schreiber - United States of America
       The Nybor Group, Inc. - State of New York

 NUMBER OF  SHARES            7  SOLE VOTING POWER
                                  2,847,143

 BENEFICIALLY  OWNED BY       8  SHARED VOTING POWER
                                   2,847,143

 EACH  REPORTING              9  SOLE DISPOSITIVE POWER
                                   2,847,143

 PERSON  WITH                10  SHARED DISPOSITIVE POWER
                                   2,847,143



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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,847,143

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [   ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      38.4%

14 TYPE OF REPORTING PERSON*          CO, IN




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Item 1.  Security and Issuer.

     The Reporting Persons are making this statement in reference to shares of Common Stock, par value $.01 per share (the "Common Stock"), of Conolog Corporation, a Delaware corporation ("Conolog" or the "Issuer"). The address of Conolog's principal executive offices is 5 Columbia Road, Somerville, NJ 08876.

Item 2.  Identity and Background.

     The Reporting Persons are making this statement pursuant to Rule 13d-1(a).

     (a) Names:

                CLOG LLC ("CLOG")
                Warren Schreiber
                The Nybor Group, Inc. ("Nybor")

     (b) Residence or business address:

                CLOG:
                64 Shelter Lane
                Roslyn, New York 11577

                Warren Schreiber:
                64 Shelter Lane
                Roslyn, New York 11577

                Nybor:
                64 Shelter Lane
                Roslyn, New York 11577

     (c) Warren Schreiber is employed as Chairman and President of The Skyes Corporation, a corporation primarily engaged in the business of consulting and investing, of which Mr. Schreiber is the sole shareholder. CLOG is a limited liability company established for the sole purpose of investing in the Issuer. Mr. Schreiber is the controlling member of CLOG. Nybor is a company primarily engaged in the business of consulting and investing. Robyn Schreiber is the sole shareholder of Nybor. Warren Schreiber is the President and sole director of Nybor. Warren Schreiber and Robyn Schreiber are husband and wife. Warren Schreiber has sole voting and dispositive power with respect to the shares of Nybor.

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     (d)  None  of the  Reporting  Persons  has  been  convicted  in a  criminal proceeding in the last five years.

     (e) On September 7, 1995, the Market Surveillance Committee of the National Association of Securities Dealers (the "NASD") (the "MSC") issued a decision in which Mr. Schreiber was censured, fined $100,000, barred from association with any NASD member in any capacity, and assessed costs of $22,104. This decision, which was appealed to the Securities and Exchange Commission (the "Commission"), found that Mr. Schreiber (i) knowingly participated at various times in the unregistered distribution of securities of a company (unrelated to the Issuer) in violation of Article III, Section 1 of the NASD's Rules of Fair Practice ("Conduct Rule 2110"); (ii) knowingly employed manipulative and deceptive practices in connection with the acquisition of securities to obtain control of a company (unrelated to the Issuer) in violation of Conduct Rule 2110, Article III, Section 18 of the NASD's Rules of Fair Practice, Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 thereunder;
(iii) recommended and effected the purchase of stock of a company (unrelated to the Issuer) while in possession of material, non-public information, in violation of Conduct Rules 2110 and 2120, and Section 10(b) of the Exchange Act and Rule 10b-5 thereunder; (iv) engaged in securities transactions with or on behalf of customers without disclosing that Castleton, Rhodes, Inc. (the "Firm") and the company (unrelated to the Issuer) were under common control, in violation of Conduct Rule 2110, and Article III, Section 13 of the NASD's Rules of Fair Practice; and (v) engaged in an improper distribution of equity securities issued by an affiliate of the Firm in violation of Conduct Rule 2110 and Schedule E of the NASD's By-Laws. The Commission found that the NASD's MSC made generalized findings as to the credibility of a key witness and Mr. Schreiber, and that the MSC's decision did not reflect whether the factfinder considered substantial evidence that contradicted these findings. The Commission determined that it could not complete its review function in this manner until the NASD had provided the Commission with clarification of the basis of its credibility determinations. The Commission's remand will permit the NASD to discuss explicitly the record evidence bearing on witness credibility. In ordering the remand, the Commission expressed no view on the outcome of this proceeding. The Commission remanded the proceeding to the NASD and ordered that the sanctions imposed by the NASD be vacated.

     None of the other Reporting Persons has been a party to a civil proceeding of a judicial or administrative body during the last five years.

     (f) CLOG was organized under the laws of the state of New York. Mr. Schreiber is a citizen of the United States. Nybor was organized under the laws of the state of New York.

                                        5

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Item 3. Source and Amount of Funds or Other Consideration.

     See Item 4.

Item 4. Purpose of Transaction.

     On June 17, 1999, the shareholders of Conolog approved the Amended and Restated Option Agreement between CLOG and Conolog, dated May 5, 1999 (the "Restated Option Agreement"), pursuant to which Conolog granted CLOG an irrevocable option and right to purchase up to $2,000,000 of Conolog convertible debentures subject to such shareholder approval. The Restated Option Agreement provides that the option shall terminate on December 31, 1999. The convertible debentures mature one year after the date of issuance. The principal amount of the convertible debentures is immediately convertible into shares of Common Stock of Conolog at a conversion price of $1.00 per share (or an aggregate of 2,000,000 shares of Common Stock). On June 18, 1999, CLOG exercised its option to the extent of purchasing $200,000 principal amount of convertible debentures of Conolog. CLOG borrowed sums from two of its investors to fund the purchase of the $200,000 convertible debentures. Each investor was issued a promissory note in the principal amount of $100,000, payable on demand, evidencing CLOG's obligation to repay the $200,000 loan. On June 23, 1999, CLOG exercised its option to convert the $200,000 principal amount of debentures into 200,000 shares of Common Stock of Conolog.

     Also on June 17, 1999, the shareholders of Conolog approved the Amended and Restated Consulting Agreement between Nybor and Conolog, dated May 5, 1999 (the "Restated Consulting Agreement"), which provided for the issuance to Nybor of 1,057,143 shares of Common Stock of Conolog subject to such shareholder approval. On June 18, 1999, such shares were issued to Nybor.

     On March 26, 1999, Conolog filed a Registration Statement on Form S-3 covering (i) the shares of Common Stock issuable pursuant to the convertible debentures and (ii) the shares of Common Stock obtained pursuant to the Consulting Agreement. Such registration statement was declared effective by the Securities and Exchange Commission.

     The Reporting Persons acquired the shares of Common Stock of the Issuer reported herein to obtain an equity position in Conolog.

     Subject to and depending upon the availability of prices deemed favorable by them, the Reporting Persons may choose to exercise the option to acquire additional convertible debentures, convert the convertible debentures into shares of Common Stock, purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties, or otherwise.

     Depending upon prevailing conditions and their evaluation of the factors described above, the Reporting Persons may also determine to dispose of shares of Common Stock held by them in the open market, in privately negotiated transactions with third parties, or otherwise.

     The Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) The Reporting Persons hold 2,847,143 shares of Common Stock (including 1,800,000 shares of Common Stock issuable upon the exercise of a currently exercisable option for the purchase of immediately convertible debentures), which represent 38.4% of the total shares of Common Stock outstanding as of June 8, 1999.

     The percentage for the Reporting Persons was calculated using as the denominator the sum of (i) the 1,800,000 shares of Common Stock issuable upon the exercise of a currently exercisable option for the purchase of immediately convertible debentures, (ii) the 200,000 shares of Common Stock issued effective June 23, 1999 upon conversion of the convertible debentures, (iii) the 1,057,143 shares of Common Stock issued effective June 18, 1999 pursuant to the Restated Consulting Agreement and (iv) the 4,357,773 outstanding shares of Common Stock as of June 8, 1999, based upon the Quarterly Report on Form 10-Q filed by Conolog for the period ended April 30, 1999.

     (b) See Item 6.

     (c) CLOG converted $200,000 of convertible debentures on June 23, 1999, and sold the 200,000 shares of Common Stock resulting from the conversion on the same date in the open market at a price of $1.25 per share.

     Also on June 23, 1999, Nybor sold 10,000 shares of Common Stock on the open market at a price of $1.25 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Restated Option Agreement and Restated Consulting Agreement provide that CLOG and Nybor shall vote any shares of Common Stock acquired pursuant to the terms thereof in the same proportion as votes are cast by the other stockholders of Conolog.

Item 7.  Material to be Filed as Exhibits.

     (1) Agreement among the Reporting Persons.




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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 25, 1999

                                             CLOG LLC


                                             By: /s/ Warren Schreiber
                                                Warren Schreiber, Member



                                             /s/ Warren Schreiber
                                             Warren Schreiber



                                             THE NYBOR GROUP, INC.


                                             By: /s/ Warren Schreiber
                                                Warren Schreiber, President










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